SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13E-3

                        Rule 13e-3 Transaction Statement

        (Pursuant to Section 13(e) of the Securities Exchange Act of 1934
                           and Rule 13e-3 thereunder)

                        BANKUNITED FINANCIAL CORPORATION
                              (Name of the Issuer)

                        BANKUNITED FINANCIAL CORPORATION
                      (Name of Person(s) Filing Statement)

                   9% Noncumulative Perpetual Preferred Stock
                         (Title of Class of Securities)

                                   06652B 30 1
                      (CUSIP Number of Class of Securities)

                                 Samuel A. Milne
                             Chief Financial Officer
                        BankUnited Financial Corporation
                               255 Alhambra Circle
                           Coral Gables, Florida 33134
                                 (305) 569-2000

 (Name, address and telephone number of Person Authorized to Receive Notices and
             Communications on Behalf of Person(s) Filing Statement)

                                    Copy to:

                             Marsha D. Bilzin, Esq.
                             Stuzin and Camner, P.A.
                           550 Biltmore Way, Suite 700
                           Coral Gables, Florida 33134
                                 (305) 442-4994

     This statement is filed in connection with (check the appropriate box):

         a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A[17 CFR 2140.14a-1 to 240.14b-1],
Regulation 14C[17CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c)
[ss.240.13e-3(c)] under the Securities Exchange Act of 1934 [amended in Release No. 34-23789, effective January 20, 1987, 51 F. R. 42048.]

         b. [ ] The filing of a registration statement under the Securities Act of 1933.

         c. [X] A tender offer.

         d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

                            CALCULATION OF FILING FEE
                             Transaction Valuation*

           Transaction valuation                          Amount of filing fee
              $11,787,500.00                                    $2,357.50


* Determined pursuant to Rule 0-11(b)(1). Assumes the purchase of 1,150,000 shares at $10.25 per share. Calculation based on the transaction valuation multiplied by one fiftieth of one percent.

[X]   Check box if any part of the fee is offset as provided by Rule 0-11
      (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $2,357.50

Form or Registration No.:  Schedule 13E-4

Filing Party:  BankUnited Financial Corporation

Date Filed:  July 16, 1997

         This Rule 13e-3 Transaction Statement (the "Statement") relates to the offer by BankUnited Financial Corporation, a Florida corporation (the "Company"), to purchase any and all of its outstanding shares of 9% Noncumulative Perpetual Preferred Stock, par value $.01 per share, liquidation preference $10.00 per share (the "Shares"), at $10.25 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 16, 1997, and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (d)(1) and (d)(2), respectively.

         The cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Issuer Tender Offer Statement on Schedule 13E-4 (the "Schedule 13E-4") filed by the Company with the Securities and Exchange Commission on the date hereof of the information required to be included in response to the items of this Statement. The information set forth in the Schedule 13E-4, which is attached hereto as Exhibit (g)(5), including all exhibits thereto, is expressly incorporated by reference and responses to each item herein are qualified in their entirety by the provisions of the Schedule 13E-4.

                              CROSS-REFERENCE SHEET

    ITEM IN                                                                                          LOCATION IN
SCHEDULE 13E-3                                                                                       SCHEDULE 13E-4

Item 1(a)..........................................................................................  Item 1(a)
Item 1(b)..........................................................................................  Item 1(b)
Item 1(c)..........................................................................................  Item 1(c)
Item 1(d...........................................................................................        *
Item 1(e)..........................................................................................        *
Item 1(f)..........................................................................................        *
Item 2(a)..........................................................................................        *
Item 2(b)..........................................................................................        *
Item 2(c)..........................................................................................        *
Item 2(d)..........................................................................................        *
Item 2(e)..........................................................................................        *
Item 2(f)..........................................................................................        *
Item 2(g)..........................................................................................        *
Item 3(a)(1).......................................................................................        *
Item 3(a)(2).......................................................................................        *
Item 3(b)..........................................................................................        *
Item 4(a)..........................................................................................        *
Item 4(b)..........................................................................................        *
Item 5   ..........................................................................................  Item 3
Item 6(a)..........................................................................................  Item 2(a)
Item 6(b)..........................................................................................        *
Item 6(c)..........................................................................................  Item 2(b)
Item 6(d)..........................................................................................        *
Item 7(a)..........................................................................................  Item 3


    ITEM IN                                                                                          LOCATION IN
SCHEDULE 13E-3                                                                                       SCHEDULE 13E-4

Item 7(b)..........................................................................................        *
Item 7(c)..........................................................................................        *
Item 7(d)..........................................................................................        *
Item 8(a)..........................................................................................        *
Item 8(b)..........................................................................................        *
Item 8(c)..........................................................................................        *
Item 8(d)..........................................................................................        *
Item 8(e)..........................................................................................        *
Item 8(f)..........................................................................................        *
Item 9(a)..........................................................................................        *
Item 9(b)..........................................................................................        *
Item 9(c)..........................................................................................        *
Item 10(a).........................................................................................        *
Item 10(b).........................................................................................  Item 4
Item 11............................................................................................  Item 5
Item 12(a).........................................................................................        *
Item 12(b).........................................................................................        *
Item 13(a).........................................................................................        *
Item 13(b).........................................................................................        *
Item 13(c).........................................................................................        *
Item 14(a).........................................................................................  Item 7(a)
Item 14(b).........................................................................................  Item 7(b)
Item 15(a).........................................................................................        *
Item 15(b).........................................................................................  Item 6
Item 16............................................................................................  Item 8(e)
Item 17(a).........................................................................................  Item 9(b)
Item 17(b).........................................................................................        *
Item 17(c).........................................................................................  Item 9(c)
Item 17(d).........................................................................................  Item 9(a)
Item 17(e).........................................................................................        *
Item 17(f).........................................................................................  Item 9(f)

*        The Item is located in the Schedule 13E-3 only.

ITEM 1.           ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION

                  (a) The name of the issuer is BankUnited Financial Corporation, (the "Company"), and the address of its principal executive offices is 255 Alhambra Circle, Coral Gables, Florida 33134.

                  (b) This Schedule relates to the offer by the Company to purchase any and all of its outstanding shares of 9% Noncumulative Perpetual Preferred Stock, par value $.01 per share, liquidation preference $10.00 per share (the "Shares"), at $10.25 per Share, net to the seller in cash, all upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 16, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached hereto as Exhibits (d)(1) and (d)(2), respectively. As of July 14, 1997, the Company had issued and outstanding 1,150,000 Shares, and there were 444 holders of record of Shares. The information set forth on the cover page, and under "Introduction" of the Offer to Purchase is incorporated herein by reference.

                  (c) and (d) The information set forth on the cover page, and under "Introduction" and "The Offer-Price Range of Shares; Dividends; Trading Volume" in Section 10 of the Offer to Purchase is incorporated herein by reference.

                  (e) Not applicable.

                  (f) The information set forth under "The Offer-Transactions and Agreements Concerning the Shares and Other Securities of the Company" in
Section 13 of the Offer to Purchase is incorporated herein by reference.

ITEM 2.           IDENTITY AND BACKGROUND

                  The issuer is the party filing this Statement.

                  (a)-(d) The information set forth under "The Offer-Certain Information Concerning the Company-Directors and Executive Officers of the Company" in Section 11 and on Schedule A, "Directors and Executive Officers of the Company" of the Offer to Purchase is incorporated herein by reference.

                  (e) and (f)  None.

                  (g) The information set forth under "The Offer-Certain Information Concerning the Company-Directors and Executive Officers of the Company" in Section 11 and on Schedule A, "Directors and Executive Officers of the Company" of the Offer to Purchase is incorporated herein by reference.

ITEM 3.           PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS

                  (a) Not applicable.

                   (b)      None.

ITEM 4.           TERMS OF THE TRANSACTION

                  (a) The information set forth on the cover page, and under "Introduction" and "Special Factors-Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" in Section 1 of the Offer to Purchase is incorporated herein by reference.

                  (b) Not applicable.

ITEM 5.           PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE

                  (a)-(g) The information set forth under "Special Factors-Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" in Section 1 of the Offer to Purchase is incorporated herein by reference.

ITEM 6.           SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

                  (a) The information set forth under "The Offer-Source and Amount of Funds" in Section 12 of the Offer to Purchase is incorporated herein by reference.

                  (b) The information set forth under "The Offer-Fees and Expenses" in Section 15 of the Offer to Purchase is incorporated herein by reference.

                  (c) Not applicable.

                  (d) Not applicable.

ITEM 7.           PURPOSES(S), ALTERNATIVES, REASONS AND EFFECTS

                  (a) The information set forth under "Special Factors-Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" in Section 1 of the Offer to Purchase is incorporated herein by reference.

                  (b) None.

                  (c) The information set forth under "Special Factors-Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" in Section 1 of the Offer to Purchase is incorporated herein by reference.

                  (d) The information set forth under "Special Factors-Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" in Section 1 and "Special Factors-Certain

Federal Income Tax Consequences" in Section 2 of the Offer to Purchase is incorporated herein by reference.

ITEM 8.           FAIRNESS OF THE TRANSACTION

                  (a) and (b) The information set forth under "Special Factors-Fairness of the Offer; Reports and Opinions" in Section 3 of the Offer to Purchase is incorporated herein by reference.

                  (c) The information set forth under "Special Factors-Certain Legal Matters; Regulatory and Foreign Approvals; No Appraisal Rights" in Section 4 of the Offer to Purchase is incorporated herein by reference.

                  (d) The information set forth under "Special Factors-Fairness of the Offer; Reports and Opinions" in Section 3 of the Offer to Purchase is incorporated herein by reference.

                  (e) The information set forth under "Special Factors-Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" in Section 1 of the Offer to Purchase is incorporated herein by reference.

                  (f) None.

ITEM 9.           REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS

                  (a) The information set forth under "Special Factors-Fairness of the Offer; Reports and Opinions" in Section 3 of the Offer to Purchase is incorporated herein by reference.

                  (b) Not applicable.

                  (c) Not applicable.

ITEM 10.          INTEREST IN SECURITIES OF THE ISSUER

                  (a) and (b) The information set forth under "The Offer-Transactions and Agreements Concerning the Shares and Other Securities of the Company" in Section 13 of the Offer to Purchase is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES

                  The information set forth under "The Offer-Transactions and Agreements Concerning the Shares and Other Securities of the Company" in Section 13 of the Offer to Purchase is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION

                  (a) and (b) The information set forth on the cover page and under "Introduction" and "Special Factors-Purpose of the Offer; Certain Effects of the Offer; Plans of the Company After the Offer" in Section 1, and under "The Offer-Transactions and Agreements Concerning the Shares and Other Securities of the Company" in Section 13, of the Offer to Purchase is incorporated herein by reference.

ITEM 13.          OTHER PROVISIONS OF THE TRANSACTION

                  (a) The information set forth under "Special Factors-Certain Legal Matters; Regulatory and Foreign Approvals; No Appraisal Rights" in Section 4 of the Offer to Purchase is incorporated herein by reference.

                  (b) Not applicable.

                  (c) Not applicable.

ITEM 14.          FINANCIAL INFORMATION

                  (a) and (b) The information set forth (i) under "The Offer-Certain Information Concerning the Company-Selected Historical Financial Information" in Section 11 of the Offer to Purchase; (ii) on pages 53 through 91 of the Company's Annual Report on Form 10-K/A for the year ended September 30, 1996, filed as Exhibit (g)(1) hereto; (iii) on pages 3 through 9 of the Company's Quarterly Report on Form 10-Q for the Quarter ended March 31, 1997, filed as Exhibit (g)(2) hereto; (iv) on pages 56 through 85 of the Suncoast Savings and Loan Association, FSA ("Suncoast," acquired by the Company on November 15, 1996) Annual Report on Form 10-K for the year ended June 30, 1996, filed as Exhibit (g)(3) hereto; and (v) on pages 2 through 7 of the Suncoast Quarterly Report on Form 10-Q for the Quarter ended September 30, 1996, filed as Exhibit (g)(4) hereto;, are all incorporated herein by reference.

ITEM 15.          PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED

                  (a) The information set forth under "The Offer-Fees and Expenses" in Section 15 of the Offer to Purchase is incorporated herein by reference.

                  (b) The information set forth under "The Offer-Fees and
Expenses: in Section 15 of the Offer to Purchase and in the Letter of Transmittal is incorporated herein by reference.

ITEM 16.          ADDITIONAL INFORMATION

                  The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

ITEM 17.          MATERIAL TO BE FILED AS EXHIBITS

                  (a) None.

                  (b) None

                  (c) None.

                  (d)(1)   Form of Offer to Purchase dated July 16, 1997.

                  (d)(2)   Form of Letter of Transmittal with Substitute Form
                           W-9.

                  (d)(3) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

                  (d)(4) Form of Letter to Stockholders of the Company from Alfred R. Camner, Chairman of the Board, Chief Executive Officer and President of the Company, dated July 16, 1997.

                  (d)(5)   Form of Notice of Guaranteed Delivery.

                  (d)(6) Form of Press Release issued by the Company, dated July 16, 1997.

                  (e)      Not applicable.

                  (f)      None.

                  (g)(1) Pages 53 through 91 of the Company's Annual Report on Form 10-K/A for the Year Ended September 30, 1996.

                  (g)(2) Pages 3 through 9 of the Company's Quarterly Report for the Quarter Ended March 31, 1997.

                  (g)(3) Pages 56 through 85 of the Suncoast Annual Report on Form 10-K for the Year ended June 30, 1996.

                  (g)(4) Pages 2 through 7 of the Suncoast Quarterly Report on Form 10-Q for the Quarter ended September 30, 1996.

                  (g)(5)   Issuer Tender Offer Statement on Schedule 13E-4.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 16, 1997

                                /s/ SAMUEL A. MILNE
                                -----------------------------------------------
                                Name:    Samuel A. Milne
                                Title:   Executive Vice President and Chief
                                         Financial Officer

                                INDEX TO EXHIBITS

EXHIBIT NO.                                          DESCRIPTION

    (a)           None.

    (b)           None.

    (c)           None.

    (d)(1)        Form of Offer to Purchase, dated July 16, 1997

    (d)(2)        Form of Letter of Transmittal with Substitute Form W-9.

    (d)(3) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

    (d)(4)        Form of Letter to Stockholders of the Company from Alfred R.
                  Camner, Chairman of the Board, Chief Executive Officer and President of the Company, dated July 16, 1997.

    (d)(5)        Form of Notice of Guaranteed Delivery

    (d)(6)        Form of Press Release issued by the Company, dated July 16,
                  1997.

    (e)           Not applicable.

    (f)           None.

    (g)(1) Pages 53 through 91 of the Company's Annual Report on Form 10-K for the Year Ended September 30, 1996.

    (g)(2) Pages 3 through 9 of the Company's Quarterly Report for the Quarter Ended March 31, 1997.

    (g)(3) Pages 56 through 85 of the Suncoast Annual Report on Form 10-K for the Year ended June 30, 1996.

    (g)(4) Pages 2 through 7 of the Suncoast Quarterly Report on Form 10-Q for the Quarter ended September 30, 1996.

    (g)(5)        Issuer Tender Offer Statement on Schedule 13E-4.